Sirona Dental Systems, Inc. • Long Island City, NY 11101, USA

VIA EDGAR

Sirona Dental Systems, Inc. 30-30 47th Avenue Long Island City NY 11101, USA www.sirona.com
Mr. Kevin L. Vaughn Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C., 20549

April 6, 2012

Re:	Sirona Dental Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 21, 2011
File No. 0-22673

Dear Mr. Vaughn:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated March 23, 2012 concerning the above-referenced Annual Report on Form 10-K of Sirona Dental Systems, Inc. (the “Company”). For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 1A. Risk Factors, page 13

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practice of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).

Sirona Dental Systems, Inc. 30-30 47th Avenue, Suite 500 Long Island City, NY 11101, USA Telephone: + 1 718 482-2011

Telefax: +1 718 937-5962 E-Mail: contact@sirona.com

United States Securities and Exchange Commission

March 9, 2012

As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, confirm that in future filings you will state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:	We respectfully inform the Staff that our auditor, KPMG Germany, is subject to rigorous annual and ad hoc inspections by the German Auditor Oversight Commission (“APAK-AOC”). We further inform the Staff that KPMG Germany has advised us that it received correspondence on March 19, 2012, from the APAK-AOC concerning a Statement of Protocol for Joint Inspections with the PCAOB. This letter informed our auditor of this recently finalized agreement between APAK-AOC and the PCAOB at the working group level. We understand that these agreements are pending final PCAOB and APAK-AOC board approval, with joint inspections of registered German audit firms expected to commence later this year. Accordingly, we will continue to monitor the progress being made toward final approval of this Statement of Protocol and assess the need for corresponding disclosure at the time of our future filings.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sirona Dental Systems, Inc. 30-30 47th Avenue, Suite 500 Long Island City, NY 11101, USA Telephone: + 1 718 482-2011

Telefax: +1 718 937-5962 E-Mail: contact@sirona.com

United States Securities and Exchange Commission

March 9, 2012

        If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at

+43 662 2450 509 or Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Sincerely,

Simone Blank

Executive Vice President and Chief Financial Officer

cc:	Gary Newberry, Securities and Exchange Commission
Lynn Dicker, Securities and Exchange Commission
Jonathan Friedman, General Counsel, Sirona Dental Systems, Inc.
Steven Suzzan, Fulbright & Jaworski L.L.P.

Sirona Dental Systems, Inc. 30-30 47th Avenue, Suite 500 Long Island City, NY 11101, USA Telephone: + 1 718 482-2011

Telefax: +1 718 937-5962 E-Mail: contact@sirona.com